Exhibit 99.1

Rogers Communications Announces TSX Acceptance of Normal Course Issuer Bid per

Announcement of February 12, 2014

TORONTO, Feb. 21, 2014 — Rogers Communications Inc. (“Rogers”) announced today that the Toronto Stock Exchange (“TSX”) has accepted a notice filed by Rogers of its intention to renew its prior normal course issuer bid (“NCIB”) for its Class B Non-Voting shares (“Class B shares”) for a further one-year period.

As previously announced on February 12, 2014, the Board of Directors of Rogers has authorized such share repurchases because it believes that, at certain times, the purchase of Class B shares may represent an appropriate and desirable use of Rogers’ available funds when, if in the opinion of management, the value of the Class B shares exceeds the trading price of such shares. Such purchases would provide additional liquidity to shareholders and benefit the remaining shareholders by increasing their proportionate equity interest in Rogers.

The TSX notice provides that Rogers may, during the twelve month period commencing February 25, 2014 and ending February 24, 2015, purchase on the TSX, the New York Stock Exchange and/or alternative trading systems the lesser of 35,780,234 million Class B shares, representing approximately 10% of the public float of the Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by Rogers, considering market conditions, stock prices, its cash position, and other factors. As at February 10, 2014 there were 402,281,178 million Class B shares issued and outstanding and the public float consisted of 357,802,347 million Class B shares.

There cannot be any assurances as to how many shares, if any, will ultimately be acquired by Rogers under the NCIB and Rogers intends that any shares acquired pursuant to the NCIB will be cancelled. No NCIB is proposed to be made for Rogers’ Class A Voting shares.

Any purchases made pursuant to the NCIB will be effected through the facilities of the TSX, the New York Stock Exchange (“NYSE”) and/or alternative trading systems in accordance with the rules of the TSX and will be made at the market price of the Class B shares at the time of the acquisition. Rogers will make no purchases under the NCIB of Class B shares other than open market purchases which may be made during the period that the NCIB is outstanding. Rogers may, from time to time, purchase Class B shares outside the facilities of the TSX and the NYSE pursuant to exemption orders. When such a purchase is made, if and as required, Rogers will issue a press release regarding the details of that purchase. Subject to any block purchases made in accordance with the rules of the TSX, Rogers will be subject to a daily repurchase restriction of 218,319 Class B shares, which represents 25% of the average daily trading volume on the TSX of 873,278 Class B shares for the six months ended January 31, 2014. Any purchases made by way of private purchases under an issuer bid exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price as provided in the exemption order(s).

Rogers acquired 546,674 Class B shares at an average price of approximately $40.80 per share under its previous NCIB which will expire on February 24, 2014.

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s leading providers of cable television services as well as high-speed Internet access and telephony services to consumers and businesses. Through Media, we are engaged in radio and television broadcasting, televised shopping, sports entertainment, and magazine and trade publications. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;

Dan R. Coombes, (416) 935-3550, dan.coombes@rci.rogers.com